February 12, 2016

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Arrow ETF Trust, File Nos. 333-177651 and 811-22624

Dear Ms. DiAngelo Fettig:

On February 2, 2016, you provided follow up emailed comments with respect to the Annual Report to Shareholders, for the period ended January 31, 2015 (the "Annual Report") and certain other filings, for the Arrow Dow Jones Global Yield ETF (the "Fund"), a series of Arrow ETF Trust (the "Registrant"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Annual Report

1. Comment. Adjacent to the performance information shown on page 3, please include the statement required by Item 27(b)(7)(ii)(b).

Response. Going forward, the Registrant will add the following to the performance information presented:

“The Fund’s past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.ArrowShares.com or by calling 1-877-277-6933.”

2. Comment. In Note 4 on page 17, in future filings, please clarify whether AFFE is excluded from the unitary fee.

February 12, 2016 Page 2

Response. The Registrant will clarify in future filings that the AFFE is excluded from the unitary fee.

3. Comment. Please confirm when the fidelity bond for the fund will be refiled.

Response. The Registrant refiled the fidelity bond on February 11, 2016.

4. Comment. In the N-CSR filing the annual report, the 906 certifications for the Fund need to be updated to the current name of the trust.

Response. The Registrant will update the name of the trust in future filings.

5. Comment. The premium and discount information on the Fund’s website is missing the information required by item 11(g)(2) of Form N-1A that: “shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current market prices” and “the data presented represents past performance and cannot be used to predict future results.”

Response. The adviser has added the additional disclosure to the premium and discount information on the Fund’s website.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

February 12, 2016 Page 3

Sincerely,

/s/Tanya L. Goins